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                                                                  EXHIBIT 99.3

                                 [LOGO]

                                November 3, 1997

Dear Stockholder:

    You are cordially invited to attend the Special Meeting of Stockholders (the "NHP Special Meeting") of NHP Incorporated ("NHP") to be held on December 8, 1997 at 9:00 a.m., local time, at the offices of Wilmer, Cutler & Pickering, 2445 M Street, N.W., Washington, D.C. 20037-1420. As described in the enclosed Joint Proxy Statement/Prospectus, at the NHP Special Meeting, the stockholders of NHP will be asked to consider and vote upon the adoption and authorization of an Amended and Restated Agreement and Plan of Merger, dated as of April 21, 1997 and amended as of October 14, 1997 (the "Merger Agreement"), among Apartment Investment and Management Company ("AIMCO"), AIMCO/NHP Acquisition Corp., a wholly-owned subsidiary of AIMCO ("Merger Sub"), and NHP. Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Merger Sub will be merged with and into NHP (the "Merger") and NHP will become a wholly-owned subsidiary of AIMCO. In the Merger, each holder of the common stock, par value $.01 per share, of NHP (the "NHP Common Stock") will receive for each share of NHP Common Stock, (i) 0.74766 shares (the "Stock Consideration") of AIMCO Class A Common Stock, par value $.01 per share ("AIMCO Common Stock"), or (ii) at the election of the stockholder, 0.37383 shares of AIMCO Common Stock and $10.00 in cash (the "Mixed Consideration" and, together with the Stock Consideration, the "Merger Consideration"), in each case, subject to certain ownership limits contained in AIMCO's organizational documents. NHP stockholders who would otherwise receive shares of AIMCO Common Stock in excess of the applicable ownership limit will receive instead an amount in cash equal to the number of such excess shares multiplied by $26.75. Based on the closing price of the AIMCO Common Stock on October 30, 1997, the values of the Stock Consideration and the Mixed Consideration per share of NHP Common Stock were $25.98 and $22.99, respectively. NHP stockholders are urged to obtain current market quotations for the AIMCO Common Stock. AIMCO and an unconsolidated subsidiary of AIMCO have acquired an aggregate of 6,930,122 shares of NHP Common Stock previously held by Demeter Holdings Corporation ("Demeter"), Capricorn Investors, L.P. ("Capricorn") and certain partners of Capricorn. Such shares represent approximately 53.3% of the issued and outstanding shares of NHP Common Stock as of October 30, 1997.

    The accompanying Joint Proxy Statement/Prospectus provides a detailed description of the Merger Agreement and other information regarding matters to be considered at the NHP Special Meeting. A copy of the Merger Agreement is attached to the Joint Proxy Statement/Prospectus as Appendix I.

    On May 9, 1997, NHP distributed to stockholders of record on May 2, 1997, rights ("Rights") issued pursuant to a Rights Agreement dated as of April 21, 1997. Pursuant to the Rights Agreement, NHP expects to distribute at the effective time of the Merger all of the shares of WMF Group Ltd. ("WMF") owned by NHP at such time (the "Rights Consideration"). WMF is NHP's subsidiary engaged in the mortgage banking business. Information regarding WMF, the distribution of Rights and the distribution of shares of WMF pursuant to the Rights is set forth in an Information Statement/Prospectus which accompanies the enclosed Joint Proxy Statement/Prospectus.

    The NHP Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger and the Rights Agreement. THE BOARD OF DIRECTORS, INCLUDING A COMMITTEE OF DIRECTORS UNAFFILIATED WITH DEMETER AND CAPRICORN (THE "INDEPENDENT COMMITTEE"), BELIEVES THAT THE TRANSACTIONS ARE FAIR TO NHP STOCKHOLDERS, HAS UNANIMOUSLY (WITH ONE MEMBER ABSENT, BUT INCLUDING ALL MEMBERS OF THE INDEPENDENT COMMITTEE) APPROVED THE MERGER AGREEMENT, THE MERGER AND THE RIGHTS AGREEMENT, AND HAS RECOMMENDED THAT STOCKHOLDERS VOTE FOR ADOPTION AND AUTHORIZATION OF THE MERGER AGREEMENT.

    The Independent Committee retained the investment banking firm of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to render an opinion to the Independent Committee as to the fairness,
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from a financial point of view, of the Merger Consideration and the Rights
Consideration in the aggregate to be received by stockholders of NHP other than certain identified stockholders (the "Unaffiliated NHP Stockholders"). DLJ has delivered opinions, dated April 21, 1997 and the date of the Joint Proxy Statement/Prospectus, to the effect that, as of such dates and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Merger Consideration and the Rights Consideration were, in the aggregate, fair to the Unaffiliated NHP Stockholders from a financial point of view. A copy of DLJ's opinion dated the date of the Joint Proxy Statement/Prospectus is attached to the Joint Proxy Statement/Prospectus as Appendix II.

    Your vote on these matters is very important. The Merger must be approved and authorized by (i) a majority of the outstanding shares of NHP Common Stock and (ii) 66 2/3% of the outstanding shares of NHP Common Stock, excluding shares deemed to be owned by AIMCO and its affiliates, so a failure to vote is equivalent to a vote against the Merger. We urge you to review carefully the enclosed materials and to return your proxy promptly. Stockholders with questions regarding the Merger or other transactions or matters described herein may contact Joel F. Bonder, Senior Vice President, Secretary and General Counsel of NHP at (703) 394-2400.

    Whether or not you plan to attend the NHP Special Meeting, please sign and promptly return your proxy card in the enclosed postage paid envelope. If you attend the meeting, you may vote in person if you wish, even though you have previously returned your proxy.

                                          Sincerely,

                                                     [SIGNATURE]

                                          J. Roderick Heller, III
                                          CHAIRMAN, PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER